January 13, 2010

VIA EDGAR

Ms. Lisa Haynes
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC  20549

Re:	Phoenix International Ventures, Inc.
Form 10-K for the Year Ended December 31, 2008
Forms 10-Q for the Periods Ended March 31, 2009, June 30, 2009 and September 30, 2009 File No. 333-140257

Dear Ms. Haynes:

We are counsel to Phoenix International Ventures, Inc. (the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated January 11, 2010 relating to the above-captioned filings. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings.

The Company notes the Staff’s comment.  Please see the Company’s response to each comment below.

2. We previously requested that you provide the three bullet pointed acknowledgements (i.e., Tandy language) indicated at the end of our comment letter dated November 10, 2009.  Please provide the requested acknowledgements in writing from management with your next response letter.

Please see enclosed letter from management with the requested Tandy language.

Controls and Procedures
Management’s Report on Internal Control over Financial Reporting, page 44

3.
We have read your response to comment 13 from our letter dated November 10, 2009.  Your proposed disclosure indicates that “internal controls and procedures” were not effective.”  Please revise your proposed disclosure to indicate whether your “internal controls over financial reporting” are “effective” or “not effective.”  Please also provide your assessment “as of” the end of the period covered by the report instead of “during” the period. Refer to Item 308(a)(3) of Regulation S-K.

In response to this comment, the Company will revise this disclosure in its future filings to specifically state the conclusion of the evaluation of the Company’s internal controls over financial reporting as “effective” or “not effective” as of the end of the period covered by the report.

In order to show the Staff what such revisions will look like in accordance with Comment 1, the Company has set forth below the relevant disclosure from the Company’s Form 10-K for the year ended December 31, 2008, which has been revised to reflect this Comment 3.

As of December 31, 2008, management assessed the effectiveness of our internal controls over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and SEC guidance on conducting such assessments.  Based on that evaluation, they concluded that, as of the end of the period covered by this report, such internal controls over financial reporting were not effective.  This was due to deficiencies that existed in the design or operation of our internal controls over financial reporting that adversely affected our internal controls and that may be considered to be material weaknesses.

**************

The Company appreciates the Staff’s comments and trusts that the foregoing is responsive. If you have any questions, please do not hesitate to contact me at (212) 752-9700.

Very truly yours,

/s/ Arthur S. Marcus
Arthur S. Marcus

cc:	Phoenix International Ventures, Inc.

January 13, 2010

VIA EDGAR

Ms. Lisa Haynes
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC  20549

Re:	Phoenix International Ventures, Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2008
Forms 10-Q for the Periods Ended March 31, 2009, June 30, 2009 and September 30, 2009 File No. 333-140257

Dear Ms. Haynes:

In connection with the comments of the Staff of the Securities and Exchange Commission (the “Commission”) dated November 10, 2009 and January 11, 2010 relating to the above-captioned filings, we hereby acknowledge the following:

• The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

• Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your attention to this matter.

Very truly yours,

PHEONIX INTERNATIONAL VENTURES, INC.

By:   /s/ Zahir Teja
Name: Zahir Teja
Title: President and Chief Executive Officer

61B Industrial PKWY • Carson City, NV  89706 • 775-882-9700 • (Fax) 775-882-8777